

June 3, 2016

Via E-mail
Jay N. Levine
President, Chief Executive Officer, and President
OneMain Holdings, Inc.
601 N.W. Second Street
Evansville, Indiana 47708

   Re: **OneMain Holdings, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2015
       Filed February 29, 2016
       Form 10-Q for Fiscal Quarter Ended March 31, 2016
       Filed May 6, 2016
       Response Dated May 17, 2016
       File No. 001-36129

Dear Mr. Levine:

   We have reviewed your March 17, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results, page 42

1. We note your response to comment 1. Please provide us with a detailed summary of your fair value calculation for non-purchased credit impaired loans and all intangible assets acquired from OneMain Financial Holdings, LLC. In your response clearly explain and

provide us with a detailed understanding of all the key assumptions and inputs used to determine the fair values recorded. In addition, please explain the following:

- To what you attribute the premium recorded on non-purchased credit impaired loans; and

- Whether and how you incorporated expected renewals in your fair value calculation for non-purchase credit impaired loans.

Core Consumer Operations, page 52

2. We note your response to comment 2. As it relates to the $62 million of additional charge-offs related to the alignment in charge-off policies, please clarify whether the allowance recorded in accordance with ASC 450-20 was established as of the acquisition date or subsequent to the acquisition date. Please also clarify whether this adjustment was made to both your US GAAP financial statements or only to your Segment Accounting Basis disclosures provided in your filing.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 72

3. We note your current disclosure that you concluded on the effectiveness of your disclosure controls and procedures (DCP) as of December 31, 2015 rather than as of March 31, 2016. Please note that Item 307 of Regulation S-K requires the evaluation of DCP as of the end of each period. Therefore, please provide us with management's conclusions as of March 31, 2016 and revise your future filings to include management's evaluation of DCP as of each period end.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant